NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: Tripadvisor, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport PA 15135

Vote NO: Proposal 5 – Implementing Human Rights

Bowyer Research submits the following:

Summary

Bowyer Research urges shareholders to vote against the Proposal submitted by Mercy Investment Services, Inc., The Episcopal Church, and Portico Benefit Services (henceforth the ‘Proponents’), on the 2024 proxy ballot1 of Tripadvisor, Inc. (henceforth “Tripadvisor” or the “Company”) The “Resolved” clause of this Proposal states:

Shareholders request the Board of Directors commission an independent third-party report, at reasonable cost and omitting proprietary information, assessing the effectiveness of Tripadvisor Inc.'s (Tripadvisor) implementation of its Global Human Rights Policy (GHRP) concerning operations in conflict affected and high-risk areas (CAHRA).

1https://ir.tripadvisor.com/static-files/9337f974-2fff-4d31-87a5-8c68c574dcec

Enumeration

The statement accompanying this Proposal asserts that:

1.Tripadvisor’s services contribute to the occupation of Israeli “settlements in occupied Palestinian territory.”

2.Tripadvisor’s actions in providing business to numerous conflict-adjacent areas pose a threat to human rights and a violation of Tripadvisor’s human rights policies.

These assertions, however, are based on false argumentation and analysis that:

1.Overlooks the logical realities of the travel business.

2.Presupposes an activist framework to the company’s fiduciary duty.

1. The proposal overlooks the logical realities of the travel business.

The Proponents assert that Tripadvisor provides business to “Israeli settlements in occupied Palestinian territory.” The clear assumption is that Tripadvisor, to align its business practices with its human rights policies, should either curtail or sever its partnership with Israeli locations given the ongoing Israel-Hamas conflict. This assertion, however, is a half-truth at best and blatant conflation at worst. Certain areas of the world are naturally more dangerous as a result of geopolitical conflicts, and as such may require additional protection policies to adequately protect customers. However, this is not where the Proponents’ argument ends. It ends, bafflingly, by placing a degree of blame on the Company, asserting that its services are in fact providing financial support to Israeli businesses and furthering the country’s ongoing military operations against Hamas. Providing services in regions adjacent to ongoing conflicts can be a necessary reality of a travel serviced-based company, and there is no meaningful or effective method for Tripadvisor to ensure that the services it provides will not financially benefit Israeli entities, outside of a complete withholding of services from the region—which would have dire financial consequences for those vendors and the future of Tripadvisor’s business relationships in the region.

2. The Proposal presupposes an activist framework to the company’s fiduciary duty.

Within the world of business, the phrase ‘taking sides’ is often used in reference to businesses that engage in expressly political activism, siding with activists on one side of the political aisle at the expense of others. The consequences of such decisions can be severe, both for businesses that make the decision to go political and their shareholders. Yet, in the case of Tripadvisor and Israel, taking sides has truly far-reaching financial consequences—acquiescing to the Proponents’ proposal means jeopardizing the financial future of vendors in the Israeli region, for no reason other than the Proponents’ vague language of ‘human rights’ that in fact fails to defend any such thing. This is the true danger of the ‘activism’ that the Proponents view as Tripadvisor’s primary business purpose: for companies strategically positioned like Tripadvisor, taking sides in this way really means picking which business relationships aren’t worth maintaining. For the Proponents, it’s Israeli ones.

Conclusion

As stated above, Proposal No. 5 fails in its objective to create additional value for the Company and shareholders alike by:

1.Overlooks the logical realities of the travel business.

2.Presupposes an activist framework to the company’s fiduciary duty.

The morally complicated theater of doing business during geopolitical conflicts is wholly unsuited to political actors who, like the Proponents, view the financial futures of vendors in war-torn regions as worthy of being cast aside to achieve some higher state of Tripadvisor’s moral legitimacy. Their demands represent the kind of economically and morally ignorant activism that, if humored, can hijack a brand’s operational philosophy, decrease value for shareholders, and create both financial and reputational risk to both Board and Company.

For these reasons, we urge you to vote AGAINST Proposal No. 5 regarding human rights policies on Tripadvisor’s 2024 Proxy.

Submitted by Jerry Bowyer, President BOWYER RESEARCH

P.O. Box 120

McKeesport PA 15135

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.